FCCC, Inc.

200 Connecticut Avenue, 5th Floor
Norwalk, Connecticut 06854
(203) 855-7700
(203) 838-8500 ext. 20
(fax)  (203) 854-1652

January 19, 2012

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FCCC, Inc. Form 10-K for the Fiscal Year Ended March 31, 2011 and subsequent 10-Qs Filed June 13, 2011 File No. 1-08589

Dear Mr. Gordon:

By letter dated January 12, 2012 you provided comments on the Annual Report of FCCC, Inc. (the “Company”) on Form 10-K for the fiscal year ended March 31, 2011 (the “Annual Report”) and on the Company’s two quarterly reports on Form 10-Q for the quarters ended June 30 and September 30, 2011 (each, a “Quarterly Report”).

Set forth below are our responses to staff’s comments which will be incorporated in the Annual Report and two Quarterly Reports.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses to staff’s comments are as follows:

Item 8A. Controls and Procedures, page 17

In response to staff’s comment, our proposed amendments to our Annual Report and both Quarterly Reports will state that Item 8A shall be amended by substituting the following by way of description of the Company management’s assessment of the effectiveness of the Company’s internal controls in the second paragraph:

The Company’s Chief Executive Officer, who is also the Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Sections 13a-15(3) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period reported in this annual report (the “Evaluation Date”), concluded that the Company’s disclosure controls and procedures were effective and designed to ensure that material information relating to the Company is accumulated and would be made known to them as appropriate to allow timely decisions regarding required disclosures.

Exhibit 31.1

In response to staff’s comment, we have revised our Exhibit 31.1, omitting the beginning of Section 4 therein and substituting it with the following:

The registrant’s certifying officer is responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant have:

Explanatory Note

In addition to the amendments proposed above, in connection with the filing of the amended Annual Report and the Quarterly Reports, we will include an explanatory note for each filing, with relevant references for each previously filed report. The proposed explanatory note for the amended Annual Report is as follows:

This Amendment No. 1 on Form 10-K/A (this “Amendment”) amends the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011, which the Registrant previously filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2011 (the “Original Filing”). The Registrant is filing this Amendment to substitute the below shown item in the second paragraph of Item 8A Controls and Procedures in response to comments received from SEC staff by a letter dated January 12, 2012. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, new certifications by our principal executive officer and principal financial officer (same person) are filed as exhibits to this Amendment and apply to this Amendment and the Original Filing, as amended.  Except as set forth below, the Original Filing has not been amended, updated or otherwise modified.

We look forward to hearing from you at your earliest convenience so that we may complete and file the proposed amendments as soon as possible. Should you have any questions regarding any of the foregoing, or should you require anything further, please do not hesitate to contact the undersigned.

Very truly yours,

By:
Name: Bernard Zimmerman,
Title: President, Chief Executive
Officer and Chief Financial Officer

Cc:	William Demarest Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 DemarestW@sec.gov

Cc (via email):	Duane L. Berlin, Esq. Lev & Berlin, P.C. 200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854 (office phone) (203) 838-8500 (fax) (203) 854-1652 dberlin@levberlin.com